UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit 99.1 is the interim financial information of FLEX LNG Ltd. for the fourth quarter and year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG LTD.

By: /s/ Oystein Kalleklev
Date: February 27, 2020	Name: Oystein Kalleklev
Title: Chief Executive Officer of Flex LNG Management AS (Principal Executive Officer of FLEX LNG Ltd.)

Exhibit 99.1

Interim Financial Information

Flex LNG Ltd.

Fourth Quarter 2019
February 26, 2020

1 Flex LNG Ltd. Fourth Quarter Results 2019

February 26, 2020 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the fourth quarter and year ended December 31, 2019.

Highlights:

•	Reported revenues of $52.0 million for the fourth quarter 2019, compared to $29.8 million for the third quarter 2019.

•	Reported net income of $23.9 million for the fourth quarter 2019, compared to a net income of $0.5 million for the third quarter 2019.

•	Average Time Charter Equivalent¹ ("TCE") rate of $94,000 per day for the fourth quarter 2019, compared to $58,222 per day for the third quarter 2019.

•	Adjusted EBITDA¹ of $41.9 million for the fourth quarter 2019, compared with $21.8 million for the third quarter 2019.

•	In October 2019, Flex LNG Fleet Management AS, a related party, received the Document of Compliance qualifying the Company for in-house technical ship management services.

•
In November 2019, the Company received firm commitments from a syndicate of 11 banks and the Export-Import Bank of Korea ("KEXIM") for a $629 million financing for five of the newbuildings scheduled for delivery in 2020. The facility agreement was signed in February 2020.

•
In November 2019, the Company entered into a long-term time-charter with Clearlake Shipping, a subsidiary of Gunvor Group, for the newbuilding Flex Artemis. The period under the charter is up to ten years, where the first five years are firm.

•
In December 2019, the Company entered into a 12-month time-charter with Endesa for the vessel Flex Ranger, with charterer's option to extend by an additional 12 months. The firm period of the charter will expire around June 2021.

•	In January 2020, a 12-month extension option was exercised under the time-charter agreement for Flex Enterprise, giving a firm period until the end of the first quarter 2021.

•	Further strengthening of the commercial team with the appointment of Ben Martin as Chief Commercial Officer, who will join Flex LNG on or about April 1, 2020.

•	The Board of Directors has declared a cash dividend for the fourth quarter of $0.10 per share.

¹ Time Charter Equivalent rate and Adjusted EBITDA are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the back part of this earnings report.
2 Flex LNG Ltd. Fourth Quarter Results 2019

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:

“2019 was an eventful and productive year for Flex LNG. We continue to build our organization with exceptional people, most recently with today's announcement of the recruitment of Ben Martin who will join us from Trafigura as our Chief Commercial Officer.  Furthermore, we are taking a greater responsibility of the management of our fleet with Flex LNG Fleet Management currently managing four of our six vessels on water. Ship management continues to perform excellent with no loss time injuries recorded for the second year in a row.

We took delivery of two LNG carriers in June and August 2019, and these two vessels were put directly into a strong spot market in the second half of 2019. Given the fact that we positioned our fleet for a stronger winter market we were able to achieve trading results in fourth quarter of 2019 similar to what we did in the fourth quarter of 2018, when rates were at all-time high. We are thus pleased to announce the best-ever financial results for Flex LNG with net income of around $24 million for the fourth quarter. Based on fixtures to date, we anticipate the TCE for the first quarter 2020 to be close to $70,000 per day, despite the demand slump in the first quarter due to a record warm winter and the recent coronavirus outbreak.

We are also pleased that several of our charterers are returning customers, with recent contract extensions for both Flex Ranger and Flex Enterprise, as well as the long-term charter announced with Gunvor for the newbuilding Flex Artemis due for delivery this summer. During the year we were also successful in securing about $1.3bn of attractive long-term financing, which boosted our liquidity position and enables us to run our ships at industry low cash break-even levels.

Due to the uncertainty and disruptions created by the coronavirus and associated low gas prices, we have elected to be cautious by maintaining a $0.10 dividend for the fourth quarter, and for the time being rather preserve liquidity, which stood at close to $130 million at year-end. This gives us a comfortable financial position to handle the current market situation. While the freight and gas markets are currently challenging, LNG continues to be a long term story with expected annual growth of around 3 to 4 per cent for the next two decades as natural gas, and to greater extent LNG, is the transition fuel for a cleaner and more sustainable future.”

Ben Martin commented:

“I’m delighted to be joining Flex LNG as Chief Commercial Officer at an exciting time for the company. The LNG market is undergoing unprecedented changes and Flex LNG, with its market leading ships and strong financial position, is well positioned for the future. I look forward to working with the current leadership team to grow market share and increase shareholder value.”
3 Flex LNG Ltd. Fourth Quarter Results 2019

Business Update

In November 2019, the Company entered into a long-term time charter with Clearlake Shipping, a subsidiary of Gunvor Group, for the newbuilding LNG carrier Flex Artemis. The period under the time-charter is up to ten years, where the first five years are firm. The time-charter will commence upon delivery of the vessel from the shipyard, scheduled for the third quarter 2020. The time-charter will have elements of variable rate of hire.

In December 2019, the Company entered into a time-charter with Endesa for the vessel Flex Ranger. Endesa, a subsidiary of Enel, is a leading company in the Spanish electricity sector and the second largest operator in the Portuguese market. The firm period under the time-charter is 12 months and will commence in direct continuation of an existing time charter with Enel, which expires around June 2020. Endesa will also have the option to extend the time charter by an additional 12 months subsequent to the firm period maturing around June 2021.

In January 2020, a 12-month extension option was exercised under the time-charter agreement for Flex Enterprise entered into in March 2019. Following the extension, the firm period will mature at the end of the first quarter 2021. The time-charter rate under the agreement is variable as a function of overall market conditions and the charterer has remaining extension options.

In October 2019, Flex LNG Fleet Management AS, a related party, received the Document of Compliance qualifying the Company for in-house technical ship management services. The technical ship management for the first four vessels was transferred to Flex LNG Fleet Management AS between November 2019 and February 2020, with the remaining vessels scheduled to be transferred during 2020. The Company believes that the transfer of the technical ship management to Flex LNG Fleet Management AS will put the Company in a better position to attract longer term business opportunities, as well as improving the ability to control total cost of ownership for the fleet.

The Company now has six vessels on the water and an additional seven newbuildings under construction, which are scheduled for delivery between the second quarter 2020 and the second quarter 2021.  With this fleet, Flex LNG has the ability to be present in all three major basins (the Atlantic Basin, Pacific Basin, and Middle East Basin) providing for enhanced customer relationships, increased vessel utilization and shorter distance to load ports. Our fleet's characteristics are expected to meet charterers' preference for the improved unit transportation cost of larger and more fuel efficient vessels. The Flex LNG fleet represents a diversified portfolio of two stroke vessels with both M-type Electronically Controlled Gas Injection ("MEGI") and Generation X Dual Fuel ("XD-F") propulsion systems. Three of the vessels are equipped with Full Re-liquefaction Systems ("FRS") and four are equipped with Partial Re-liquefaction Systems ("PRS"), which reduces the boil off rate to 0.035% and 0.075% respectively, making these vessels particularly suitable for long-term charters.

4 Flex LNG Ltd. Fourth Quarter Results 2019

Results for the three months ended December 31, 2019

The Company reported vessel operating revenues of $52.0 million for the fourth quarter 2019, compared to $29.8 million in the third quarter 2019. The increase in vessel operating revenues was driven by significantly improved market conditions in the fourth quarter of 2019 compared to the third quarter of 2019. Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $0.4 million in the fourth quarter 2019, compared to $1.0 million in the third quarter 2019. The decrease in voyage expenses was due to high utilization in the fourth quarter.

Vessel operating expenses were $8.1 million in the fourth quarter 2019, compared to $4.6 million in the third quarter 2019. Vessel operating expenses in the fourth quarter were impacted by additional costs related to planned maintenance and training on the vessels, as well as a full quarter of six vessels on the water following the delivery of Flex Courageous during the third quarter 2019.

Administrative expenses were $1.9 million in the fourth quarter 2019 compared to $2.3 million in the third quarter 2019. Administrative expenses in the third quarter were impacted by an initial listing fee and legal expenses in connection with the listing at the New York Stock Exchange ("NYSE").

Adjusted EBITDA was $41.9 million for the fourth quarter 2019, up from $21.8 million for the third quarter 2019.

Depreciation was $8.7 million in the fourth quarter 2019 compared to $7.8 million in the third quarter 2019. The increase was due to a full quarter of depreciation on all six vessels in the operating fleet.

Interest expense was $11.1 million in the fourth quarter 2019, compared to $9.4 million in the third quarter 2019.  The increase was mainly due to drawdown of the final $125 million tranche under the $250 million term loan facility (the "$250 Million Facility") upon delivery of Flex Courageous in August 2019 and a full quarter of interest under the $300 million sale and charterback transaction with Hyundai Glovis (the "Hyundai Glovis SCB") for the vessels Flex Endeavour and Flex Enterprise, which was executed at the end of July 2019. In the third quarter 2019, the Company recorded a write-off of debt issuance costs of $3.4 million due to the re-financing of the $315 million term loan facility (the "$315 Million Facility") entered into in December 2017. The $315 Million Facility was fully prepaid in July 2019 upon closing of the Hyundai Glovis SCB and drawdown of the $100 million term loan and revolving credit facility entered into in July 2019 (the "$100 Million Facility"). There was no write-off of debt issuance costs in the fourth quarter 2019.

The Company recorded an unrealized gain on the change in fair value of interest rate swaps of $1.6 million in the fourth quarter 2019, compared to an unrealized loss of $0.9 million in the third quarter 2019.

Net income for the fourth quarter 2019 was $23.9 million and earnings per share of $0.44, compared to a net income of $0.5 million and earnings per share of $0.01 for the third quarter 2019.

5 Flex LNG Ltd. Fourth Quarter Results 2019

Result for the year ended December 31, 2019

Vessel operating revenues were $120.0 million for the year ended December 31, 2019 compared to $77.2 million for the year ended December 31, 2018. The increase is mainly due to increased fleet size following delivery of Flex Ranger in June 2018, Flex Rainbow in July 2018, Flex Constellation in June 2019 and Flex Courageous in August 2019.

Voyage expenses were $6.3 million for the year ended December 31, 2019 compared to $5.2 million for the year ended December 31, 2018. The increase in voyage expenses in 2019 of $1.1 million is primarily due to more vessels being in operation than in 2018, offset by an increase in utilization of the vessels during the period.

Vessel operating expenses for the year ended December 31, 2019 amounted to $22.4 million compared to $21.0 million for the year ended December 31, 2018. Vessel operating expenses for owned vessels increased by $7.5 million as a result of the increased fleet size, however for the year ended December 31, 2018, vessel operating expenses included $6.1 million in relation to chartered-in vessels, which were redelivered by the end of the first quarter of 2018.

Adjusted EBITDA for the year ended December 31, 2019 was $83.6 million compared to $46.4 million for the year ended December 31, 2018.

The Company reported a net income of $17.0 million for the year ended December 31, 2019 compared to a net income of $11.8 million for the year ended December 31, 2018.

Cash Flow for the three months ended December 31, 2019

Total cash, restricted cash and cash equivalents were $129.1 million as of December 31, 2019, an increase of $72.5 million during the fourth quarter 2019.

Net cash provided by operating activities in the fourth quarter 2019 was $37.3 million, compared to the $8.4 million in the third quarter 2019. The increase in net cash provided by operating activities was mainly due to a significantly tighter market with higher time-charter rates which resulted in: a net income of $23.9 million; adjustments of non-cash items of $8.1 million; and positive working capital adjustments of $5.3 million.

Net cash used in investing activities in the fourth quarter 2019 was $0.1 million, compared to $145.2 million in the third quarter 2019. The net cash used in the third quarter was related to the final payments due on delivery of Flex Courageous.

Net cash provided by financing activities was $35.4 million in the fourth quarter 2019, compared to $166.9 million in the third quarter 2019. Net cash provided by financing activities in the fourth quarter include drawdown of $49.3 million under the revolving tranche of the $100 Million Facility, partly offset by repayment of long-term debt of $8.6 million and dividends paid of $5.4 million. Net cash provided by financing activities in third quarter include proceeds from the $300 million Hyundai Glovis SCB, the $100 Million Facility and drawdown of the final $125 million tranche under the $250 Million Facility, partly offset by repayment of long-term debt of $9.1 million, prepayment of the $294 million outstanding under the $315 Million Facility, prepayment of $50 million outstanding under the revolving tranche of the $100 Million Facility and financing costs of $5.0 million.

6 Flex LNG Ltd. Fourth Quarter Results 2019

Balance Sheet as at December 31, 2019

During the year ended December 31, 2019, $363.5 million was capitalized to vessels and equipment net, relating primarily to the delivery of Flex Constellation and Flex Courageous.

As at December 31, 2019, total long term debt was $778.8 million compared to $455.0 million as at December 31, 2018. The increase was due to the drawdown of the $250 Million Facility upon delivery of Flex Constellation and Flex Courageous and additional debt drawn under the Hyundai Glovis SCB and the $100 Million Facility in connection with the re-financing of the $315 Million Facility. As at December 31, 2019, the current portion of long term debt was $34.6 million compared to $23.4 million as at December 31, 2018.

Finance update

In November 2019, the Company received commitments from a syndicate of 11 banks and the Export-Import Bank of Korea ("KEXIM") for a $629 million financing for the five newbuildings Flex Artemis, Flex Resolute, Flex Freedom, Flex Aurora and Flex Amber, all scheduled for delivery in 2020. The facility will be divided into a commercial bank loan of $250 million (the "Commercial Loan"), a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million (the "KEXIM Guaranteed Loan") and a KEXIM direct loan of $189.9 million (the "KEXIM Direct Loan").

The amount available for drawdown upon delivery of each vessel will be limited to the lower of (i) 65% of the fair market value of the relevant vessel and (ii) $125.8 million. The facility will also include an accordion option of up to $10 million per vessel subject acceptable long-term employment. Further, the Company may request to replace any two of the vessels with the two remaining newbuildings Flex Volunteer and Flex Vigilant.

The combined repayment profile for the KEXIM Guaranteed Loan and the KEXIM Direct Loan will be 12 years, while the Commercial Loan will be structured as a non-amortizing loan, giving an overall repayment profile for the facility of 20 years. The Commercial Loan will bear interest at LIBOR plus a margin of 2.35% per annum and have a term of five years from delivery of the final vessel. The KEXIM Guaranteed Loan will bear interest at LIBOR plus a margin of 1.20% per annum and the KEXIM Direct Loan at LIBOR plus a margin of 2.25% per annum. The KEXIM Guaranteed Loan will have a term of six years from delivery of each vessel and the KEXIM Direct Loan a term of 12 years from delivery of each vessel, provided however that these loans will mature at the same time as the Commercial Loan if the Commercial Loan has not been refinanced at terms acceptable to the lenders.

7 Flex LNG Ltd. Fourth Quarter Results 2019

The facility will include a minimum value clause, and financial covenants that will require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million or 5% of the net interest bearing debt.

The financing remains subject to customary closing conditions, and is expected to be drawn upon delivery of the vessels from the relevant shipyard.

LNG Market Update

During the fourth quarter of 2019, spot LNG freight rates continued to strengthen with average reported headline rates for MEGI/X-DF LNG carriers increasing by 66% from $74,800 per day  to $123,800 per day. Rates increased steadily due to higher demand preparing for winter in Northern Asia, as well as continued floating storage. Trading patterns and LNG pricing however, continue to favor Europe as the main destination for incremental uncommitted LNG volumes due to the low spread in gas prices between Asia and Europe, as well as greater infrastructure capacity in Europe for regasification and storage.

According to industry sources, global LNG exports reached 362 million tonnes for the full year of 2019, which represents year on year growth of approximately 11%. The forecast of a record year for LNG Final Investment Decision (FIDs) in 2019 proved to be true with approximately 71 million metric tonne per annum (“mmtpa”) sanctioned in 2019, as FID was reached on Nigeria LNG Train 7 with a total capacity of 7.7 mmtpa before year-end. However, the sharp increase in global liquefaction capacity is far from over yet, as several large greenfield and brownfield projects are also expected to take FID in 2020 and 2021.

Four LNG carriers were reported delivered in the fourth quarter of 2019, bringing the year count to 38 LNG carriers and three floating strorage and regasification units ("FSRUs"). During the fourth quarter 2019, fourteen new orders for LNG carriers were reported. By the end of the quarter, there were 510 active vessels above 125,000 cbm in the global LNG carrier fleet, excluding FSRUs. The order book at the end of the quarter amounted to 116 conventional LNG carriers, of which 40 were reported as ‘uncommitted’. In the first quarter of 2020, we expect another six conventional LNG carriers to be delivered from yards.

Lower than expected tonne mile growth due to muted US - Asia trade and limited arbitrage opportunities has been a challenge for the LNG freight market. In spite of the lower than expected tonne mile growth, LNG freight rates performed well in the fourth quarter of 2019, suggesting that recent years fleet growth to a large degree has been absorbed by the market.
8 Flex LNG Ltd. Fourth Quarter Results 2019

The glut of liquefaction volumes continues to affect LNG prices, with the average Asian benchmark prices ("JKM") averaging 5.4 $/Metric Million British Thermal Unit ("MMBtu") in the fourth quarter 2019 compared to 9.1 $/MMBtu for the same period last year. Average European LNG prices ("NBP") came in at 4.9 $/MMBtu in the fourth quarter 2019 compared to 8.2 $/MMBtu for the same period last year. The low LNG price environment continues as liquefaction capacity and production grows faster than LNG demand due to a warm winter also in 2019/2020, economic slowdown in China as well as the recent coronavirus outbreak which has caused disruptions in the logistical chains. These factors have contributed to a slump in demand resulting in both the TTF gas price in Europe and the JKM gas price in Asia to hit all time low levels. With less demand for gas and all time low gas prices in backwardation, demand for shipping has been adversely affected so far in 2020. Consequently, availability of ships has increased rapidly while freight rates have been tumbling to a current level of about $50,000 per day for modern two stroke propulsion LNG carriers as of end of February 2020.

The severity and duration of the coronavirus and associated demand slump is difficult to predict, but industry sources expects China’s import growth to be reduced by approximately 2.6 to 6.3 million tonnes in 2020. However, low gas prices also stimulate demand growth, so we do expect demand growth to pick-up again once the coronavirus situation is less disruptive. The long term outlook for the LNG industry continues to be well supported with expected annual growth in LNG trade over the next two decades to be about 3 to 4 per cent annually. With a fleet of large modern ships with the latest generation efficient propulsion systems, Flex LNG is well positioned to capitalize on the global shift for cleaner energy.

9 Flex LNG Ltd. Fourth Quarter Results 2019

Fourth Quarter 2019 Result Presentation

Flex LNG will release its financial results for the fourth quarter 2019 on Wednesday February 26, 2020.

In connection with the earnings release, a webcast and conference call will be held at 3:00 p.m. CET (9:00 a.m EST). In order to attend the webcast and/or conference call you may do one of the following:

Attend by Webcast:

Use to the follow link prior to the webcast: https://edge.media-server.com/mmc/p/7yprvtvc

Attend by Conference Call:

Applicable dial-in telephone numbers are as follows:
Norway: +47 21 56 31 62
United Kingdom: +44 (0) 203 0095710
United Kingdom (local): 0844 493 3857
United States (Toll Free): +1 866 869 2321

Confirmation Code: 1758646

The presentation material which will be used in the teleconference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website.

10 Flex LNG Ltd. Fourth Quarter Results 2019

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”).  For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

11 Flex LNG Ltd. Fourth Quarter Results 2019

Board of Directors of Flex LNG Ltd.

February 26, 2020

David McManus

Marius Hermansen	Ola Lorentzon

João Saraiva E Silva	Nikolai Grigoriev

12 Flex LNG Ltd. Fourth Quarter Results 2019

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Operations
(figures in thousands of $, except per share data)

		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2019	2019	2018	2019	2018
Vessel operating revenues		51,994	29,814	36,101	119,967	77,209
Voyage expenses		(388)	(994)	(195)	(6,284)	(5,177)
Vessel operating expenses		(8,114)	(4,618)	(5,782)	(22,423)	(20,984)
Administrative expenses		(1,850)	(2,286)	(1,781)	(7,506)	(4,639)
Depreciation	6	(8,683)	(7,840)	(6,872)	(28,747)	(17,412)
Operating income/(loss)		32,959	14,076	21,471	55,007	28,997
Finance income		349	264	283	1,073	607
Interest expense		(11,084)	(9,437)	(6,511)	(33,875)	(17,781)
Write-off of debt issuance costs		—	(3,388)	—	(3,388)	—
Gain/(loss) on derivatives	9	1,589	(915)	—	(1,555)	—
Other financial items		226	(133)	(17)	(113)	(54)
Income/(loss) before tax		24,039	467	15,226	17,149	11,769
Income tax (expense)/credit		(183)	1	12	(182)	10
Net income/(loss)		23,856	468	15,238	16,967	11,779

Earnings per share:
Basic and Diluted	3	0.44	0.01	0.30	0.31	0.29

Unaudited Interim Financial Information Condensed Consolidated Statement of Comprehensive Income
(figures in thousands of $, except per share data)

		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2019	2019	2018	2019	2018
Net income/(loss)		23,856	468	15,238	16,967	11,779
Total other comprehensive income/(loss)		—	—	(33)	—	—
Total comprehensive income/(loss) attributable to Flex LNG		23,856	468	15,205	16,967	11,779

The accompanying notes are an integral part of these condensed consolidated financial statements.
13 Flex LNG Ltd. Fourth Quarter Results 2019

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)

		December 31,	September 30,	December 31,
	Note	2019	2019	2018

ASSETS

Current assets
Cash, restricted cash and cash equivalents	4	129,098	56,554	55,097
Inventory		2,686	1,712	915
Other current assets		11,791	14,475	2,693
Receivables due from related parties	11	315	383	1,720
Total current assets		143,890	73,124	60,425

Non-current assets
Vessel purchase prepayment	5,7	349,472	349,472	421,472
Vessels and equipment, net	6	1,147,274	1,155,835	812,478
Other fixed assets		10	5	11
Derivative instruments receivable	9	636	269	—
Total non-current assets		1,497,392	1,505,581	1,233,961
Total Assets		1,641,282	1,578,705	1,294,386

EQUITY AND LIABILITIES

Current liabilities
Current portion of long-term debt	7,8	34,566	34,261	23,365
Derivative instruments payable	9	2,371	3,521	—
Payables due to related parties	11	96	—	206
Accounts payable		582	933	592
Other current liabilities		20,117	16,339	11,297
Total current liabilities		57,732	55,054	35,460

Non-current liabilities
Long-term debt	7,8	744,283	702,893	431,602
Other non-current liabilities		2	3	—
Total non-current liabilities		744,285	702,896	431,602
Total liabilities		802,017	757,950	467,062

Equity
Share capital (2019: 54,110,584 (2018: 54,099,929) shares issued and outstanding, par value $0.10 per share)	12	5,411	5,411	5,410
Additional paid in capital		1,190,049	1,189,984	1,189,665
Accumulated deficit		(356,195)	(374,640)	(367,751)
Total equity		839,265	820,755	827,324
Total Equity and Liabilities		1,641,282	1,578,705	1,294,386

The accompanying notes are an integral part of these condensed consolidated financial statements.

14 Flex LNG Ltd. Fourth Quarter Results 2019

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 31,	December 31,	December 31,	December 31,
	Note	2019	2019	2018	2019	2018

OPERATING ACTIVITIES
Net income/(loss)		23,856	468	15,238	16,967	11,779
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operating activities:
Depreciation	6	8,683	7,840	6,872	28,747	17,411
Write off of debt issuance costs		—	3,388	—	3,388	—
Amortization of debt issuance costs		921	98	68	1,149	141
Share-based payments		65	65	91	324	202
Foreign exchange loss/(gain)		(9)	41	(9)	(42)	22
Adjustment of derivatives to fair value	9	(1,525)	1,017	—	1,749	—
Other		13	12	(62)	8	(659)
Changes in operating assets and liabilities, net:
Inventory		(974)	205	593	(1,771)	126
Other current assets		2,684	(7,575)	(59)	(9,098)	725
Receivables due from related parties		68	699	(504)	1,405	(1,720)
Payables due to related parties		96	—	(1,512)	(110)	(604)
Accounts payable		(351)	(1,223)	286	(10)	516
Other current liabilities		3,778	3,388	2,505	8,820	7,774
Net cash provided by (used in) operating activities		37,305	8,423	23,507	51,526	35,713

INVESTING ACTIVITIES
Purchase of other fixed assets		(7)	(3)	—	(10)	(14)
Vessel purchase prepayments	5	—	—	(275,400)	—	(349,000)
Additions and installments on newbuildings		—	—	—	—	(233,466)
Purchase to vessels and equipment	6	(119)	(145,214)	1,011	(291,532)	1,011
Capitalized interest		—	—	—	—	(2,964)
Net cash (used in) provided by investing activities		(126)	(145,217)	(274,389)	(291,542)	(584,433)

FINANCING ACTIVITIES
Repayment of long term debt	8	(8,567)	(9,078)	(5,906)	(29,456)	(286,069)
Repayment of revolving credit facility	8	—	(50,000)	—	(50,000)	—
Prepayment of long term debt	8	—	(294,000)	—	(294,000)	—
Proceeds from long term debt	8	49,342	525,000	—	697,879	584,613
Financing costs	8	—	(5,014)	—	(5,014)	—
Dividends paid		(5,411)	—	—	(5,411)	—
Net cash provided by (used in) financing activities		35,364	166,908	289,405	313,998	593,855

Effect of exchange rate changes on cash		1	(4)	—	19	—
Net increase in cash and cash equivalents		72,544	30,110	38,523	74,001	45,135

Cash, cash equivalents and restricted cash at the beginning of the period		56,554	26,444	16,574	55,097	9,961
Cash, cash equivalents and restricted cash at the end of the period		129,098	56,554	55,097	129,098	55,097
The accompanying notes are an integral part of these condensed consolidated financial statements.
15 Flex LNG Ltd. Fourth Quarter Results 2019

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

	Year ended
	December 31,	December 31,
	2019	2018

Number of shares outstanding
At beginning of period	54,099,929	36,797,238
Shares issued	10,655	17,302,691
At end of period	54,110,584	54,099,929

Share capital
At beginning of period	5,410	3,680
Shares issued	1	1,730
At end of period	5,411	5,410

Additional paid in capital
At beginning of period	1,189,665	895,951
Shares issued	125	293,645
Stock option expense	259	69
At end of period	1,190,049	1,189,665

Accumulated deficit
At beginning of period	(367,751)	(379,530)
Net income/(loss)	16,967	11,779
Dividends paid	(5,411)	—
At end of period	(356,195)	(367,751)

Total Equity	839,265	827,324

The accompanying notes are an integral part of these condensed consolidated financial statements.
16 Flex LNG Ltd. Fourth Quarter Results 2019

Notes to the Interim Consolidated Accounts

Note 1: General information

Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim report is unaudited.

Note 2: Accounting principles

Basis of accounting

The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2018 included in our Registration Statement on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on May 28, 2019.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2018. The policies noted below relate to new transactions that have occurred since the last set of the Company's audited annual financial statements.

Derivatives

Our derivative instruments relate to interest-rate swaps, which are considered to be an economic hedge. However, these have not been designated as hedges for accounting purposes. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. The fair value of the interest rate swap contracts are recognized as assets or liabilities. Changes in the fair value of these derivatives are recorded in gain/(loss) on derivatives in our condensed consolidated interim statement of operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the condensed consolidated statement of cash flows.
17 Flex LNG Ltd. Fourth Quarter Results 2019

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. If in the period there is a loss then any potential common shares have been excluded from the calculation of diluted loss per share.

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)

	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
Net income/(loss) attributable to shareholders	23,856	468	15,238	16,967	11,779

Weighted average number of ordinary shares	54,110,584	54,106,715	51,280,272	54,106,142	40,451,474
Share options	141,000	141,000	141,000	141,000	141,000
Weighted average number of ordinary shares, adjusted for dilution	54,251,584	54,247,715	51,421,272	54,247,142	40,592,474

Earnings/(loss) per share:
Basic	0.44	0.01	0.30	0.31	0.29
Diluted	0.44	0.01	0.30	0.31	0.29

Note 4: Cash, restricted cash and cash equivalents

For the purpose of the condensed consolidated interim balance sheets and statement of cash flows; Cash, restricted cash and cash equivalents comprise the following:
(figures in thousands of $)

	December 31,	December 31,
	2019	2018
Cash and cash equivalents	129,005	54,932
Restricted cash	93	165
Cash, restricted cash and cash equivalents	129,098	55,097

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.
18 Flex LNG Ltd. Fourth Quarter Results 2019

Note 5: Vessel purchase prepayments

On June 7, 2019, $36 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net upon the delivery of our fifth LNG carrier, Flex Constellation.

On August 27, 2019, a further $36 million was reclassified from Vessel purchase prepayments to Vessels and equipment, net, due to the delivery of our sixth LNG carrier, Flex Courageous.

Note 6: Vessels and equipment, net

Movements in the year ended December 31, 2019 for vessels and equipment may be summarized as follows:
(Unaudited figures in thousands of $)

	Vessels and equipment	Dry docks	Total

Cost
At January 1, 2019	819,884	10,000	829,884
Additions	—	—	—
Newbuildings	358,531	5,000	363,531
Disposals	—	—	—
At December 31, 2019	1,178,415	15,000	1,193,415

Accumulated depreciation
At January 1, 2019	15,931	1,475	17,406
Charge	26,280	2,455	28,735
Disposals	—	—	—
At December 31, 2019	42,211	3,930	46,141

Net book value
At January 1, 2019	803,953	8,525	812,478
At December 31, 2019	1,136,204	11,070	1,147,274

On June 7 and August 27, 2019, Flex LNG took delivery of its fifth and sixth LNG carriers, Flex Constellation and Flex Courageous respectively, both of which were constructed at Daewoo Shipbuilding and Marine Engineering Co. Ltd. ("DSME") in South Korea. A total of $363.5 million was capitalized during the year ended December 31, 2019, of which $72.0 million was reclassified from Vessel purchase prepayments.

Note 7: Capital commitments

Capital commitments for the Company as at December 31, 2019 are detailed in the table below:
(figures in thousands of $)

	1 year	2 years	3 years	4 years	5 years	Thereafter	Total
Vessel purchase commitments	685,000	252,000	—	—	—	—	937,000
Long-term debt obligations	36,259	37,901	38,665	39,478	295,563	338,051	785,917
Total	721,259	289,901	38,665	39,478	295,563	338,051	1,722,917

19 Flex LNG Ltd. Fourth Quarter Results 2019

As at December 31, 2019, Flex LNG had seven newbuilding LNG carriers to be delivered on a Norwegian Sales Form basis, whereby we have paid a deposit to the relevant seller at the time of entering into the agreements, with the remaining purchase price being payable upon delivery and transfer of title of the relevant vessel to us. The remaining capital expenditures on these newbuildings includes building supervision, but excludes future change requests, sundry buyers’ supplies, fit out, studies and lube oils.

Note 8: Long-term debt

In April 2019, the Company entered into a $250 million secured term loan facility (the "$250 Million Facility") from a syndicate of banks for the financing of the two newbuildings Flex Constellation and Flex Courageous. The first $125 million tranche was drawn in June 2019 upon delivery of Flex Constellation, and the remaining $125 million tranche was drawn in August 2019 upon delivery of Flex Courageous. The facility has a term of five years from delivery of the final vessel, Flex Courageous, and bears interest at LIBOR plus a margin of 2.35% per annum. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and 5% of net interest bearing debt.

In April 2019, the Company entered into sale and charterback agreements with Hyundai Glovis for the vessels Flex Endeavour and Flex Enterprise (the "Hyundai Glovis SCB"). The transactions were executed end July 2019, whereby the vessels were sold for a gross consideration of $210 million per vessel, with a net consideration of $150 million per vessel adjusted for a non-amortizing and non-interest bearing seller's credit of $60 million per vessel. The vessels have been chartered back on a time-charter basis to subsidiaries of Flex LNG for a period of 10 years. The agreements include fixed price purchase options, whereby the Company will have annual options to acquire the vessels during the term of the time-charters. The first option is exercisable on the third anniversary of closing of the transactions and the last option at expiry of the ten-year charter period. At the end of the ten-year charter period, Hyundai Glovis will have the right to sell the vessels back to Flex LNG for a consideration of $75 million per vessel, net of the $60 million seller's credit per vessel. The existing ship management agreements have been novated to Hyundai Glovis, securing continuation of the ship management services. Upon closing of the Hyundai Glovis SCB, the outstanding balances totaling $194.3 million relating to the vessels under the existing $315 million term loan facility (the "$315 Million Facility") entered into in December 2017 were prepaid.

In July 2019, the Company entered into a $100 million term loan and revolving credit facility (the "$100 Million Facility") with a syndicate of banks to re-finance the vessel Flex Ranger. The new facility is divided into a $50 million term loan and a $50 million revolving credit facility. The full amount of $100 million was drawn in July 2019, and the proceeds were used to prepay the outstanding balance of $99.8 million relating to the Flex Ranger under the existing $315 Million Facility. The new facility has a term of five years and bears interest of LIBOR plus a margin of 2.25% per annum. The facility contains a minimum value clause, and financial covenants that require the Company, on a consolidated basis, to maintain: a book equity ratio of minimum 0.25 to 1.0; a positive working capital; and minimum liquidity, including undrawn credit lines with a remaining term of at least six months, being the higher of $25 million and 5% of the net interest bearing debt. In August 2019, the revolving tranche under the $100 Million Facility was prepaid in full, and in December 2019, the full amount of $49.3 million under the revolving tranche was drawn.
20 Flex LNG Ltd. Fourth Quarter Results 2019

In November 2019, the Company cancelled the $270 million revolving credit facility with Sterna Finance Ltd, a related party. The facility was undrawn at the time of cancellation.

Note 9: Financial Instruments

In order to reduce the risk associated with fluctuations in interest rates, the Company has entered into five interest rate swap transactions during the year ended December 31, 2019, whereby the floating rate on a notional principal of $175 million, has been swapped to a fixed rate, with a concurrent maturity date of June 7, 2024.

Our interest rate swap contracts as at December 31, 2019, of which none are designated as hedging instruments, are summarized as follows:
(Unaudited figures in thousands of $)

	Notional principal	Inception date	Maturity date	Fixed Interest Rate
Receiving floating, pay fixed	25,000	June 2019	June 2024	2.00%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	50,000	June 2019	June 2024	2.15%
Receiving floating, pay fixed	25,000	August 2019	June 2024	1.38%
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.40%
	175,000

At December 31, 2019, the Company held a liability of $2.4 million (December 31, 2018: $nil) and asset of $0.6 million (December 31, 2018: $nil) in relation to these interest rate swaps. The Company recorded a unrealized gain on the interest rate swaps of $1.6 million in the three months ended December 31, 2019 compared to a loss of $0.9 million in the three months ended September 30, 2019. The unrealized loss on the interest swaps for the year ended December 31, 2019 was $1.6 million (2018: $nil).

Note 10: Fair Value of Financial Assets and Liabilities

The principal financial assets of the Company at December 31, 2019 and 2018 consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and long-term derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

21 Flex LNG Ltd. Fourth Quarter Results 2019

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

The carrying value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their fair value.

The fair value of secured term loan facilities and revolving credit facility is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR plus a fixed margin. This has been categorized at Level 2 on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.
(figures in thousands of $)		December 31,	December 31,	December 31,	December 31,
		2019	2019	2018	2018
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash, restricted cash and cash equivalents	Level 1	129,098	129,098	55,097	55,097

Derivative instruments receivable	Level 2	636	636	—	—
Derivative instruments payable	Level 2	(2,371)	(2,371)	—	—
Long-term debt*	Level 2	(778,849)	(785,917)	(454,967)	(460,030)
* Carrying value of Long-term debt is shown net of debt issuance costs, while fair value of Long-term debt is shown gross.

There have been no transfers between different levels in the fair value hierarchy during the year ended December 31, 2019.

22 Flex LNG Ltd. Fourth Quarter Results 2019

Note 11: Related party transactions

Flex LNG receives staff, office, commercial, legal, technical and accounting support from companies related to Geveran Trading Co. Limited ("Geveran"), the Company's largest shareholder, and during the three months ended December 31, 2019, the Company has accrued costs of $0.5 million (three months ended December 31, 2018: $0.5 million).

As at December 31, 2019, the Company had a net related party receivable of $0.3 million (December 31, 2018: $0.8 million) due from subsidiaries of Frontline Ltd., related party payable of $0.1 million (December 31, 2018: $0.7 million receivable) due to Seatankers Management Co. Ltd.

Note 12: Share capital

The Company had an issued share capital at December 31, 2019 of $5.4 million divided into 54,110,584 ordinary shares (December 31, 2018: $5.4 million divided into 54,099,929 ordinary shares) of $0.10 par value.

In January 2019, the Company issued 4,461 shares to the board of directors relating to their remuneration for the second half of 2018, of which part was paid in cash and part through the issuance of new shares.

On March 4, 2019, the Company declared a ten-for-one reverse stock split with an effective date of March 7, 2019, which resulted in a reduction of 397 shares due to share split fractions. The common share par value was adjusted as a result of the reverse stock split to the value of $0.10 per share from $0.01 per share. In line with the guidance in ASC 260 Earnings Per Share, we have retroactively adjusted for this change in the prior year comparatives in the condensed consolidated primary statements and applicable footnote disclosures.

In September 2019, the Company issued 6,591 new shares to the board of directors relating their remuneration for the first half of 2019, of which part was paid in cash and part through the issuance of new shares.

Note 13: Subsequent events

In November 2019, the Company agreed financing for the five vessels to be delivered in 2020. The facility agreement was signed in February 2020. The financing is with a syndicate of 11 banks and the Export-Import Bank of Korea ("KEXIM"). The total facility is $629 million and will be divided into a commercial bank loan of $250 million, a KEXIM guaranteed loan, funded by commercial banks, of $189.1 million and a KEXIM direct loan of $189.9 million.

In January 2020, the Company prepaid the full amount outstanding under the revolving tranche of the $100 Million Facility.

In January 2020, a 12-month extension option was exercised by the charterer under the time-charter agreement for Flex Enterprise, giving a firm period until the end of the first quarter 2021.
23 Flex LNG Ltd. Fourth Quarter Results 2019

On February 25, 2020, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2019 of $0.10 per share. The dividend will be paid on or around March 25, 2020, to shareholders on record as of March 11, 2020. The ex-dividend date will be March 10, 2020.

(A) Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income (loss) plus net interest expense, write off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-cash other items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of additional non-cash and other items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives. The table below reconciles net income (loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.
(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 31,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
Net income/(loss)	23,856	468	15,238	16,967	11,779
Finance income	(349)	(264)	(283)	(1,073)	(607)
Interest expense	11,084	9,437	6,511	33,875	17,781
Write off of debt issuance costs	—	3,388	—	3,388	—
Income tax (expense)/credit	183	(1)	(12)	182	(10)
Depreciation	8,683	7,840	6,872	28,747	17,412
Earnings before Interest, Taxes, Depreciation and Amortization	43,457	20,868	28,326	82,086	46,355
Loss/(gain) on derivatives	(1,589)	915	—	1,555	—
Adjusted Earnings before Interest, Taxes, Depreciation and Amortization	41,868	21,783	28,326	83,641	46,355

24 Flex LNG Ltd. Fourth Quarter Results 2019

(B) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income

Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.
(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 31,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
Vessel operating revenues	51,994	29,814	36,101	119,967	77,209
Less:
Voyage expenses	(388)	(994)	(195)	(6,284)	(5,177)
Time charter equivalent income	51,606	28,820	35,906	113,683	72,032

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.
25 Flex LNG Ltd. Fourth Quarter Results 2019

The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.
(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Year ended
	December 31,	September 31,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
Time charter equivalent income	51,606	28,820	35,906	113,683	72,032

Fleet onhire days	549	495	368	1,791	1,255
Time charter equivalent rate	94,000	58,222	97,571	63,475	57,396

26 Flex LNG Ltd. Fourth Quarter Results 2019